UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 25296878

Email: Claireluk@romagroup.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ROMA GREEN FINANCE LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended September 30, 2024

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the year ended March 31, 2024, which are included in the Form 20-F filed with the SEC on August 1, 2024(“August 2024 Form 20-F”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in the August 2024 Form 20-Fand the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the environmental, social and governance industry and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Form 6-K completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used in this interim report, the terms “the Company”, “ROMA”, “we”, “our” or “us” refer solely to Roma Green Finance Limited, a company with limited liability organized under the laws of Cayman Islands. Our functional currency and reporting currency is Hong Kong Dollars (which we refer to as “HKD” or “HK$”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Hong Kong dollars into U.S. dollars have been made at the exchange rate of HK$7.8=US$1.00.

All amounts included herein with respect to the six months ended September 30, 2024 and 2023 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended September 30, 2024 and 2023 included elsewhere in this interim report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 170 clients across a wide variety of industries.

For the years ended March 31, 2024 and 2023, our net revenue amounted to HK$9.9 million and HK$13.6 million, respectively, with a decline of approximately 27.4%, as compared to last year.

For the six months ended September 30, 2024 and 2023, our net revenue amounted to HK$3.2 million and HK$5.1 million, respectively, with a decline of approximately 37.6%, as compared to comparable period.

Results of Operations

Six months ended September 30, 2024 vs six months ended September 30, 2023

Revenue

As set forth in the following table, during the six months ended September 30, 2024 and 2023, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Six Months Ended September 30,
	2024		2023
	HK$’000	%	HK$’000	%

Recurring clients	$2,208	79%	$4,403	87%
New clients	961	21%	675	13%

Total	$3,170	100.0%	$5,078	100.0%

Our total revenue decreased by approximately HK$1.91 million or 37.6% to approximately HK$3.17 million for the six months ended September 30, 2024 from approximately HK$5.08 million for the six months ended September 30, 2023. Such decrease was mainly attributable to the decrease of recurring clients of approximately HK$2.2 million, and offset by increase of new clients of approximately HK$0.2 million The clients for our ESG compliance and sustainability related advisory service contracts is generally completed in second half of the year and it would be recognized as revenue upon completion of the services and hence the contract liabilities increased significantly as of September 30, 2024.

For the six months ended September 30, 2024 and 2023, revenue is generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the six months ended September 30, 2024 and 2023, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2024 and 2023:

	Six Months Ended September 30,
	2024		2023
	HK$’000%		HK$’000%

Hong Kong	$2,178	69%	$4,480	88%
Singapore	992	31%	598	12%

Total	$3,170	100%	$5,078	100%

During the six months ended September 30, 2024, there was an increase in revenue from Singapore. The Group has deployed more resource in expanding Singapore market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in acquiring new clients and driving growth and offset by the decrease in revenue from Hong Kong as the compliance and sustainability related advisory service contracts is generally completed in second half of the year and it would be recognized as revenue upon completion of the services and hence the contract liabilities increased significantly as of September 30, 2024.

Cost of revenues

During the six months ended September 30, 2024 and 2023, our Group’s cost of revenues was mainly comprised of direct labor cost. For the six months ended September 30, 2024 and 2023, our cost of revenues amounted to approximately HK$3.0 million and HK$3.5 million, respectively.

The Company paid and incurred consulting expenses in relation to projects in the amount of HK$23 thousand and HK$0.7 million during the six months ended September 30, 2024 and 2023.

	Six Months Ended September 30,
	2024		2023
	HK$’000%		HK$’000%

Staff salaries	$2,407	80.5%	$2,501	70.7%
Consulting and professional fee	23	0.8%	657	18.6%
Staff MPF, messing, medical and welfare	151	5.0%	146	4.1%
Staff bonus	322	10.8%	183	5.2%
Staff commission	86	2.9%	50	1.4%

Total	$2,989	100.0%	$3,537	100.0%

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$0.2 million and HK$1.5 million for the six months ended September 30, 2024 and 2023, respectively. Our overall gross profit margins were approximately 5.7% and 30.3% for the six months ended September 30, 2024 and 2023, respectively. Our total gross profit decreased during the six months ended September 30, 2024 due to decrease in the revenue during the six months ended September 30, 2024 as certain of the clients for our ESG compliance and sustainability related advisory service contracts is expected to be completed in second half of the financial year 2025 and it would be recognized as revenue upon completion of the services and hence the contract liabilities increased significantly as of September 30, 2024. Our gross profit margin decreased significantly for the six months ended September 30, 2024 since the cost of revenue mainly represented the staff salaries and other related expenses which is relatively fixed, thus the decrease in revenue led to a decrease in gross profit margin.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$ 9.5 million and HK$0.3 million for the six months ended September 30, 2024 and 2023, respectively.

An increase in sales and marketing expenses by approximately HK$9.2 million, for the six months ended September 30, 2024, as compared to the corresponding period for the six months ended September 30, 2023, was primarily attributable to increase of marketing services in relation to business development in order to strengthen customer relationship and explore the opportunities to diversify the product or service offerings.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30, 2024 and 2023:

	Six Months Ended September 30,
	2024		2023
	HK$’000%		HK$’000%

Depreciation	$8	0.1	$15	0.5
Management fee	1,612	20.2	1,560	51.7
License fee	570	7.1	570	18.9
Insurance	302	3.7	27	0.9
Professional fee	3,390	42.4	697	23.1
Repair and maintenance	780	9.8	-	-
Staff salaries	1,020	12.8	-	-
Miscellaneous expenses	310	3.9	147	4.9
Total	$7,992	100.0	$3,016	100.0

Our general and administrative expenses amounted to approximately HK$8.0 million and HK$3.0 million for the six months ended September 30, 2024 and 2023, respectively.

Professional fee represented mainly audit fee, valuation for assessment of expected credit loss and SEC filing fee incurred.

Management fee represented management fee recharge in relation to the administrative services support from a third party service provider.   The Company paid and incurred management fee expenses of approximately HK$1.6 million and HK$1.6 million for the six months ended September 30, 2024 and 2023.

License fee represented cost of licensing to use three trademarks in Hong Kong in relation to the tradename “Roma”.

Insurance represented mainly insurance premium paid for the Company’s directors and officers.

Staff salaries represented the remuneration for independent non-executive directors and the administrative staffs. The increase is mainly due to independent non-executive directors newly recruited upon listing and the salaries paid for administrative staffs was also recorded in administrative expenses for six months ended September 30, 2024 while it was recorded in cost of revenue for six months ended September 30, 2023.

Miscellaneous expenses were mainly comprised of office supplies, allowance for expected credit loss and other miscellaneous expenses

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended September 30, 2024 and 2023:

	Six Months Ended September 30,
	2024	2023
	HK $’000	HK$’000

Interest income	$787	$1
Foreign exchange loss, net	(31)	(20)
Government grant refund	(750)	-
Other income	15	-

Total	$21	$(19)

Our other income amounted to approximately HK$21 thousand for the six months ended September 30, 2024 and other expense amounted to approximately of HK$19 thousand for the six months ended September 30, 2023.

An increase in other income by approximately HK$40 thousand or 211%, for the six months ended September 30, 2024, as compared to the corresponding six months ended September 30, 2023, was primarily attributable to the increase in interest income from promissory note receivables and partially offset against the refund of government grant of HK$0.8 million due to the termination of the project for the six months ended September 30, 2024.

Income Tax Expenses

During the six months ended September 30, 2024, the income tax expenses of HK$0.1 million from the business in Singapore. The Company generated assessable income of HK$0.6 million for September 30, 2024 under the local tax regime, after tax adjustments.

During the six months ended September 30, 2023, there was no income tax expenses. The Company generated no assessable income for September 30, 2023 under the local tax regime, after tax adjustments.

Net Loss

As a result of the above, our net loss for the six months ended September 30, 2024 and 2023 amounted to approximately HK$17.4 million and HK$1.8 million, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the offering mentioned below and other equity and debt financings as and when appropriate.

On October 24, 2022, the Company issued 38,622 shares of its ordinary shares to Next Master at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited (related party) at the price of US$1,203 which was subsequently settled on March 27, 2024. Concurrently, the Company further issued 61,038 and 65,206 ordinary shares for cash consideration of US$65 and US$61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of $4.00 per share. The net proceeds from the Offering amounted to US$8,680,594, after deducting underwriting discounts, commissions and offering-related expenses.

In February 2024, the Company entered into consultancy service agreements with Bluepeak Limited, Jipsy Trade Limited, Next Master Investments Limited and Trade Expert Holdings Limited settled in cash or ordinary shares of the Company for the service period of 1 year. In April 2024, these consultants agreed with the Company to settle the consultancy service fee by shares. On May 10, 2024, the Company fully issued the aggregate of 1,539,281 ordinary shares to these consultants at the price of US$0.757 per share.

The Company offered in a best efforts self-underwritten follow-on public offering of up to 3,600,000 of the Company’s ordinary shares of US$0.001 par value per share directly to selected investors at a fixed offering price of US$0.351 per ordinary share for total gross proceeds of US$1,263,600. The proceeds of the public offering were received over the period from September 23, 2024 to September 25, 2024, and the 3,600,000 ordinary shares were subsequently allotted to investors on October 11, 2024.

Cash flows

The following table summarizes our cash flows for the six months ended September 30, 2024 and 2023:

	Six Months Ended September 30,
	2024	2023
	HK$’000	HK$’000

Cash and cash equivalents at beginning of the period	$43,113	$530

Net cash used in operating activities	(6,926)	(61)
Net cash used in investing activities	(17,135)	-
Net cash provided by (used in) financing activities	9,349	(333)
Net decrease in cash and cash equivalents	(14,712)	(394)

Effect of foreign exchange rate changes	15	8
Cash and cash equivalents as at end of the period	$28,416	$144

Cash flows from operating activities

For the six months ended September 30, 2024, our net cash used in operating activities was approximately HK$6.9 million, which primarily consisted of our net loss of HK$17.4 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.01 million, provision of allowance of expected credit losses of approximately HK$0.2 million and share based payment for marketing advisory service of HK$4.7 million, (ii) increase in accounts receivable of approximately HK$32.9 thousand, (iii) decrease in due to a director of approximately HK$1.3 million, (iv) increase in other receivables of approximately HK$62.2 thousand and (v) decrease in accruals and other payables of approximately HK$2.5 million was partially offset by the (a) the increase in contract liabilities of approximately HK$5.6 million, (b) decrease in prepayments of approximately HK$3.6 million and increase in tax payable of HK$0.1 million.

For the six months ended September 30, 2023, our net cash used in operating activities was approximately HK$0.06 million, which primarily consisted of our net loss of HK$1.8 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.02 million and provision of allowance of expected credit losses of approximately HK$0.04 million, (ii) decrease in accounts receivable of approximately HK$1.5 million, (iii) increase in due to a director of approximately HK$1.1 million, (iv) decrease in deposit, prepayment and other receivables of approximately HK$0.6 million and (v) decrease in amount due to related parties of HK$1.9 million and was partially offset by the (a) decrease in accruals and other payables of approximately HK$2.6 million, (b) decrease in accounts payable of approximately HK$0.07 million, (c) the decrease in contract liabilities of approximately HK$0.8 million.

Cash flows from investing activity

For the six months ended September 30, 2024, our net cash used in investing activities was approximately HK$17.1 million for issuance of promissory note receivables.

There was no cash flow generated from investing activity for the six months ended September 30, 2023.

Cash flows from financing activities

For the six months ended September 30, 2024, our net cash generated from financing activities was approximately HK$9.3 million for the total gross proceeds of US$1,263,000 (approximately HK$9.8 million) from sale of 3,600,000 ordinary shares of the Company at an offering price of US$0.351 based on the self-underwritten follow-on public offering and offset against the payment of deferred offering cost of approximately HK$0.5 million.

For the six months ended September 30, 2023, our net cash used in financing activities was approximately HK$0.3 million for payment of deferred offering cost and offset by HK$1 thousand of the proceeds from issuance of new shares.

Accounts receivable, net

Our accounts receivable net decreased from approximately HK$1.5 million as of March 31, 2024 to approximately HK$1.3 million as of September 30, 2024. The decrease was primarily attributable to (i) settlement in accounts receivable and (ii) decrease in revenue during the six months ended September 30, 2024.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HK$’000	HK$’000	US$’000
	(Audited)
1-30 days	$855	$472	$60
31-60 days	228	89	11
61-90 days	120	44	6
91-180 days	68	438	56
181 days to 360 days	$240	$278	$36

Total	1,511	1,321	169

Movements in the provision for impairment of accounts receivable are as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HK$’000	HK$’000	US$’000
	(Audited)
Balance at start of the year/period	856	1,081	139
Additions	225	222	28

Balance at end of the year/period	1,081	1,303	167

Account balances are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed upon between both parties.

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and ageing of the accounts receivable.

During the six months ended September 30, 2024 and 2023, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

Accounts payable represents amount due from a vendor for services provided in prior periods.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available for our cost of revenue and were required to prepay for the major vendors to our marketing advisory service and other related service for expansion of our business.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this interim report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the IPO proceeds as well as the follow-on proceeds from the offering of the Company’s equity securities over the period from September 23, 2024 to September 25, 2024.

Capital commitments

The Company offered in a best efforts self-underwritten follow-on public offering of up to 3,600,000 of the Company’s ordinary shares of US$0.001 par value per share directly to selected investors at a fixed offering price of US$0.351 per ordinary share for total gross proceeds of US$1,263,600. The proceeds of the public offering were received over the period from September 23, 2024 to September 25, 2024, and 3,600,000 ordinary shares were subsequently issued to investors on October 11, 2024.

As of September 30, 2024, saved for above, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of September 30, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this interim report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation And Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of Roma Risk Advisory Limited is Hong Kong Dollar and its subsidiary in Singapore is Singapore dollar, based on the criteria of ASC 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2023 and 2024:

	For the Six Months ended September 30, 2023	For the Six Months ended September 30, 2024
	(SGD to HKD)	(SGD to HKD)

Period-end exchange rate	5.7369	6.0697
Period average exchange rate	5.8253	5.8419

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Convenience Translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2024 are solely for the convenience of the reader and were calculated at the rate of HKD7.80 to USD1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised service to a customer (which is when the customer obtains control of that service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time or over time.

Majority of the Company’s income is derived from contracts with customers in the rendering of ESG compliance and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is short, usually less than one year.

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when the ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make an advance payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advance payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360. impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever evens or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended September 30, 2024 and 2023.

●	Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 Credit Losses- Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable ad deposit. prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments are written off when deemed uncollectible, Recoveries of receivable previously written off are recorded as a reduction of bad debt expense. The allowance for expected credit losses amounted to HK$43,932 (US$5,632) and HK$221,652 (US$28,417) for the six months ended September 30, 2023 and 2024 respectively.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2022, the FASB issued ASU 2022-03, Fair value measurement (Topic 820) Measurement of Equity Securities subject to Contractual Sale Restrictions, which is intended to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The disclosures requirements included in ASU 2022-03 are required to disclose (i) the fair value of equity securities, (ii) the nature and duration of the restrictions and (iii) the circumstance could cause a lapse in the restrictions for equity securities subject to contractual sale restrictions. ASU 2022-03 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2022-03 on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for the fourth quarter of 2027, and quarterly disclosure requirements will be effective in the first quarter of 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2024, 2023 and 2022 were 2.7, 1.7% and 2.3%, respectively.

In accordance with Census and Statistics Department of Hong Kong, the year-over-year percentage changes in the consumer price index for 2024, 2023 and 2022 were 1.8%, 2.1% and 1.9%, respectively.

The rate of inflation is expected to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and client type. In measuring the credit risk of our sales to our clients, we mainly reflect the “probability of default” by the client on its contractual obligations and consider the current financial position of the client and the current and likely future exposures to the client.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. Going forward post initial offering, when necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the Hong Kong Dollars (“HKD”), and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. The functional currency of our Singapore subsidiary is the Singapore Dollar (“SGD”). As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the SGD and HKD. If the SGD depreciates against the HKD, the value of our SGD revenues, earnings and assets as expressed in our HKD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ROMA GREEN FINANCE LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months ended September 30, 2024 and 2023

F-1

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$43,112,523	$28,416,258	$3,643,110
Accounts receivable, net	1,510,284	1,321,497	169,423
Prepayments	14,990,889	16,798,545	2,153,660
Other receivables	-	62,220	7,977
Promissory note receivables	-	17,135,198	2,196,820
Total current assets	59,613,696	63,733,718	8,170,990

Non-current assets:
Property and equipment, net	46,521	38,189	4,896
Prepayments	3,895,247	2,873,715	368,425
Total non-current assets	3,941,768	2,911,904	373,321

TOTAL ASSETS	$63,555,464	$66,645,622	$8,544,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$205,767	$205,767	$26,380
Accrued liabilities and other payable	3,512,964	1,020,047	130,775
Tax payable	-	107,531	13,787
Contract liabilities	480,921	6,127,890	785,627
Due to a director	1,269,266	-	-
Total current liabilities	5,468,918	7,461,235	956,569

TOTAL LIABILITIES	5,468,918	7,461,235	956,569

Commitments and contingencies

Shareholders’ equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 10,425,290 and 11,964,571 ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2024	81,317	93,323	11,964
Ordinary shares to be issued	-	28,081	3,600
Additional paid-in capital	65,664,351	84,060,340	10,776,967
Accumulated other comprehensive income	4,493	20,302	2,603
Accumulated deficit	(7,663,615)	(25,017,659)	(3,207,392)
Total shareholders’ equity	58,086,546	59,184,387	7,587,742

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,555,464	$66,645,622	$8,544,311

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Revenues, net	$5,077,922	$3,169,823	$406,388

Cost of revenue	(3,537,287)	(2,988,841)	(383,185)

Gross profit	1,540,635	180,982	23,203

Operating cost and expenses:
Sale and marketing	(261,587)	(9,461,647)	(1,213,032)
General and administrative	(3,016,403)	(7,991,614)	(1,024,566)
Total operating cost and expenses	(3,277,990)	(17,453,261)	(2,237,598)

Loss from operations	(1,737,355)	(17,272,279)	(2,214,395)

Other income (expense):
Interest income	735	786,952	100,891
Foreign exchange loss, net	(20,190)	(31,180)	(3,997)
Government grant refund	-	(750,000)	(96,154)
Sundry income	200	15,584	1,998

Total other (expense) income, net	(19,255)	21,356	2,738

Loss before income taxes	(1,756,610)	(17,250,923)	(2,211,657)

Income tax expense	-	(103,121)	(13,221)

NET LOSS	$(1,756,610)	$(17,354,044)	$(2,224,878)

Other comprehensive income (loss):
Foreign currency translation adjustment	7,439	15,809	2,027

COMPREHENSIVE LOSS	$(1,749,171)	$(17,338,235)	$(2,222,851)

Loss per share:-
- Basic	$(0.25)	$(1.48)	$(0.19)
- Diluted	$(0.25)	$(1.48)	$(0.19)

Weighted average number of ordinary shares
Basic	7,127,516	11,695,407	11,695,407
Diluted	N/A	15,295,407	15,295,407

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary Shares		Ordinary Shares to be issued		Additional		Accumulated other	Retained earnings	Total shareholders’	Total shareholders’
	No. of shares	Amount	No. of shares	Amount	paid-in capital	Subscription receivable	comprehensive income (loss)	(accumulated deficit)	(deficit) equity	(deficit) equity

		HKD		HKD	HKD	HKD	HKD	HKD	HKD	USD
Balance as of April 1, 2023 (audited)	6,646,122	$51,839	-	-	$1,306,948	$-	$5,933	$(1,823,359)	$(458,639)	$(58,801)

Issuance of new shares	1,329,225	10,369	-	-	-	(9,384)	-	-	985	126
Foreign currency translation adjustment	-	-	-	-	-	-	7,439	-	7,439	953
Net loss for the period	-	-	-	-	-	-	-	(1,756,610)	(1,756,610)	(225,205)

Balance as of September 30, 2023	7,975,347	$62,208	-	-	$1,306,948	$(9,384)	$13,372	$(3,579,969)	$(2,206,825)	$(282,927)

Balance as of April 1, 2024 (audited)	10,425,290	$81,317	-	-	$65,664,351	$-	$4,493	$(7,663,615)	$58,086,546	$7,446,993

Proceeds from placement			3,600,000	28,081	9,320,999	-	-	-	9,349,080	1,198,600

Share based payment to marketing advisories	1,539,281	12,006	-	-	9,074,990	-	-	-	9,086,996	1,165,000

Foreign currency translation adjustment	-	-	-	-	-	-	15,809	-	15,809	2,027
Net loss for the period	-	-	-	-	-	-	-	(17,354,044)	(17,354,044)	(2,224,878)

Balance as of September 30, 2024 (HKD)	11,964,571	$93,323	3,600,000	28,081	$84,060,340	$-	$20,302	$(25,017,659)	$59,184,387	$7,587,742

Balance as of September 30, 2024 (USD)	11,964,571	11,964	3,600,000	3,600	10,776,967	-	2,603	(3,207,392)	7,587,742

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(1,756,610)	$(17,354,044)	$(2,224,878)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for expected credit losses	43,932	221,652	28,417
Share based payments for marketing advisory	-	4,690,567	601,355
Depreciation of property and equipment	15,620	8,332	1,068

Change in operating assets and liabilities:
Accounts receivable	1,481,264	(32,865)	(4,213)
Due to a director	1,136,666	(1,269,266)	(162,726)
Due to a related party	1,885,161	-	-
Prepayments	619,830	3,610,305	462,860
Other receivables	-	(62,220)	(7,977)
Accounts payable	(74,000)	-	-
Accrued liabilities and other payable	(2,648,917)	(2,492,917)	(319,605)
Tax payables	-	107,531	13,786
Contract liabilities	(763,488)	5,646,969	723,971

Net cash used in operating activities	(60,542)	(6,925,956)	(887,942)

Cash flows from investing activity:
Issuance of promissory note receivables, net	-	(17,135,198)	(2,196,820)

Net cash used in investing activity	-	(17,135,198)	(2,196,820)

Cash flows from financing activities:
Payment of deferred offering cost	(334,300)	-	-
Proceeds from issuance of new shares	985	9,349,080	1,198,600

Net cash (used in) provided by financing activities	(333,315)	9,349,080	1,198,600

Net change in cash and cash equivalent	(393,857)	(14,712,074)	(1,886,162)

Effect of foreign exchange rate changes	7,439	15,809	2,025

BEGINNING OF PERIOD	530,206	43,112,523	5,527,247

END OF PERIOD	$143,788	$28,416,258	$3,643,110

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ROMA Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) is mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Effective ownership

Lucky Time Ventures Limited	●	British Virgin Islands company	100% owned by ROMA
(“LTV”)	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Roma Risk Advisory Limited	●	Hong Kong company	100% owned by LTV
(“RRA”)	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd.	●	Singaporean company	100% owned by RRA
(“Roma (S)”)	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

F-6

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

● Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”). The results of operations for the interim period ended September 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025 Accordingly, these unaudited condensed combined financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended March 31, 2024 and 2023 which are included in the Form 20-F filed with the SEC on August 1, 2024.

● Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, promissory note receivables, share-based compensation and deferred tax valuation allowance.

● Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation And Transaction

The Company uses Hong Kong Dollars (“HKD” or “HK$”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and Roma (S) in Singapore is Singapore dollar, based on the criteria of ASC 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

F-7

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2023 and 2024:

	For the Six Months ended September 30, 2023	For the Six Months ended September 30, 2024
	(SGD to HKD)	(SGD to HKD)

Period-end exchange rate	5.7369	6.0697
Period average exchange rate	5.8253	5.8419

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Convenience Translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2024 are solely for the convenience of the reader and were calculated at the rate of HKD7.8 to USD1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoices was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

F-8

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

● Allowance for Expected Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. The allowance for expected credit losses amounted to approximately HK$43,932 (US$5,632) and HK$221,652 (US$28,417) for six months ended September 30, 2023 and 2024 respectively.

● Promissory Note Receivables

Promissory note receivables are stated at carrying value and receivable in the next twelve months. Interest income is recognized at a fixed interest rate over the prevailing periods on the unaudited condensed consolidated statements of operations and comprehensive loss.

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost comprises of purchase price and the costs directly attributable to bringing the asset to location. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment has been recognized for the six months ended September 30, 2024 and 2023 respectively.

F-9

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

● Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised service to a customer (which is when the customer obtains control of that service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time or over time.

Majority of the Company’s income is derived from contracts with customers in the rendering of ESG compliance and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is short, usually less than one year.

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when the ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

F-10

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

Under the contract, the Company generally requires the customers to make the advance payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advance payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

● Cost of Revenue

Cost of revenue comprised of staff cost that are directly attributable to the rendering of the ESG compliance and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the interim periods ended September 30, 2023, and 2024, the Company received government subsidies of HKD nil and HKD nil respectively, which are recognized as government grant in the unaudited consolidated statements of operations. The Company refunded HKD 750,000 government grant to local government as the respective project was terminated during the interim period ended September 30, 2024.

● Deferred Offering Costs

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the statements of operations and comprehensive income (loss).

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended September 30, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, “Stock Compensation”. The Company grants share awards, including common stocks and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the common stocks on the date of grant. Share-based compensation expense is recognized over the awards requisite service period.

F-11

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

● Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2023 and 2024, there were no dilutive shares.

● Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended September 30, 2023 and 2024, the Company has one reporting business segment in two (2) geographical locations, being Hong Kong and Singapore.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-12

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

● Commitments And Contingencies

The Company follows the ASC Topic 450, Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately USD102,564) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, cash balance of HKD28,385,610 (USD3,639,181) was maintained at financial institutions in Hong Kong, of which HKD27,531,021 of the cash balance was subject to credit risk. The Singapore Deposit Insurance Corporation pays compensation up to a limit of SGD100,000 (approximately USD77,817) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, cash balance of HKD30,648 (USD3,929) was maintained at financial institutions in Singapore, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit losses are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

F-13

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due to a related party, accounts payable, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2022, the FASB issued ASU 2022-03, Fair value measurement (Topic 820) Measurement of Equity Securities subject to Contractual Sale Restrictions, which is intended to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The disclosures requirements included in ASU 2022-03 are required to disclose (i) the fair value of equity securities, (ii) the nature and duration of the restrictions and (iii) the circumstance could cause a lapse in the restrictions for equity securities subject to contractual sale restrictions. ASU 2022-03 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2022-03 on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of additional income tax information, primarily related to the rate reconciliation and income taxes paid. Annual disclosure requirements will be effective for the fourth quarter of 2025, with early adoption permitted. The Company is currently evaluating the impact of this ASU on our disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for the fourth quarter of 2027, and quarterly disclosure requirements will be effective in the first quarter of 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

F-14

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

NOTE – 3 LIQUIDITY AND CAPITAL RESOURCES

During the six months ended September 30, 2024, the Company incurred the operating loss of HKD17,272,279. As of September 30, 2024, the Company maintained the cash balance of HKD28,416,258 (USD3,643,110) and used HKD6,925,956 (USD887,942) of net cash outflows from operating activities for the six months ended September 30, 2024.

The Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures. In parallel, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. These alternatives include external borrowings, raising funds through public equity or debt markets. However, there is no assurance that the Company will be able to obtain additional funding through the listing of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

The Company obtained the IPO proceeds as well as the follow-on proceeds from offerings of the Company’s equity securities over the period from September 23, 2024 to September 25, 2024. The Company believes that our existing cash and cash equivalents will be sufficient to support our planned operations for the next 12 months, and that our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 24 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans.

If necessary, the Company can reduce spending to a sustainable level, which may include delaying, scaling back or eliminating some or all of our ongoing and planned investments in corporate infrastructure, business development initiatives, and sales and marketing activities, among other investments.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geographical location, based on management’s assessment of available data:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Hong Kong	$4,479,661	$2,177,871	$279,214
Singapore	598,261	991,952	127,174

Total:	$5,077,922	$3,169,823	$406,388

NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
Accounts receivable – third parties	$2,591,154	$2,624,020	$336,413
Less: allowance for expected credit losses	(1,080,870)	(1,302,523)	(166,990)

Accounts receivable, net	$1,510,284	$1,321,497	$169,423

F-15

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

The following table presents the activities in the allowance for expected credit losses for the six months ended September 30, 2023 and 2024.

	2023	2024
	HKD	HKD

Balance at April 1,	$855,652	$1,080,870

Additional allowance for expected credit losses	43,932	218,938
Foreign translation adjustment	(570)	2,715

Balance at September 30,	$899,014	$1,302,523

For the six months ended September 30, 2023 and 2024, the Company made allowance for expected credit losses and charged to the unaudited condensed consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE – 6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
Office equipment, at cost	$162,327	$162,327	$20,811
Less: accumulated depreciation	(115,806)	(124,138)	(15,915)

Property and equipment, net	$46,521	$38,189	$4,896

Depreciation expense for the six months ended September 30, 2023 and 2024 were HKD15,620 and HKD8,332 (USD1,068), respectively.

NOTE – 7 PREPAYMENTS

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
Current assets:
Prepayments for operation	$3,004,889	$2,702,880	$346,524
Prepayments for marketing expenses	9,256,000	7,730,667	991,111
Prepayments for market advisory service	2,730,000	6,364,998	816,025
	14,990,889	16,798,545	2,153,660
Non-current assets:
Prepayments for operation, non-current portion	780,000	2,135	274
Prepayments for marketing expenses	3,115,247	2,871,580	368,151
	3,895,247	2,873,715	368,425

Total:	$18,886,136	$19,672,260	$2,522,085

NOTE – 8 PROMISSORY NOTE RECEIVABLES

During the six months ended September 30, 2024, the Company entered into several promissory notes totalling to HK$32.7 million, bearing annual interest rates from 5.25% to 6.5%. Two promissory notes totalling HK$11.7 million had been settled in full during the period ended September 30, 2024.

As of September 30, 2024, the promissory notes totalled HK$17.1 million, bearing interest at annual rates of 5.25%. Included therein, are two promissory notes of HK$12.6 million for which, pursuant to Promissory Note Extension Agreements dated September 26, 2024, the maturity periods have been extended from September 30, 2024 to September 30, 2025, and the interest rates revised from 6.5% to 5.25% per annum.

Also included in the balance as at September 30, 2024, were other promissory notes totalling HK$4.6 million will mature on March 31, 2025. These promissory notes originally issued of HK$8.5 million have been partially repaid via offsetting against the expenses payable to and charges by the borrower, totalling to HKD3.9 million in the 6 months ended September 30, 2024.

During the six months ended September 30, 2024, the interest income derived from promissory note receivables amounted to HK$0.7 million (US$0.1 million)

F-16

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

NOTE – 9 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
Accrued audit fee	$858,000	$546,000	$70,000
Amount due to RAL*	439,515	-	-
Accrued professional service fees	1,869,230	126,750	16,250
Other accrued expenses	346,219	347,297	44,525

Total:	$3,512,964	$1,020,047	$130,775

*	Roma Appraisals Limited (“RAL”) ceased to be a related party of the Company after the reorganization in July 2022.

NOTE – 10 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the six months ended September 30, 2023 and 2024:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(1,756,610)	$(17,354,044)	$(2,224,878)

Weighted average ordinary shares outstanding – Basic	7,127,516	11,695,407	11,695,407
– Diluted	N/A	15,295,407	15,295,407

Net loss per share – Basic and diluted	$(0.25)	$(1.48)	$(0.19)

During the six months ended September 30, 2023 and 2024, there is no dilution on the EPS as the Company is loss making and it is antidilutive.

NOTE – 11 SHAREHOLDERS’ EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, with one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company was authorized to issue was 50,000,000 shares of capital stock, consisting of 6,562,500 shares of ordinary share issued and outstanding, at US$0.001 par value. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

Ordinary shares outstanding

On October 24, 2022, the Company issued 38,622 ordinary shares to Next Master Investments Limited (“Next Master”) at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

F-17

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited at the price of US$1,203, which was subsequently settled on March 27, 2024, and issued 61,038 and 65,206 ordinary shares for cash consideration of US$65 and US$61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The net proceeds from the Offering amounted to US$8,680,594, after deducting underwriting discounts, commissions and offering-related expenses.

In February 2024, the Company entered into consultancy service agreements with Bluepeak Limited, Jipsy Trade Limited, Next Master Investments Limited and Trade Expert Holdings Limited settled in cash or ordinary shares of the Company for the service period of 1 year. In April 2024, these consultants agreed with the Company to settle the consultancy service fee by shares. On May 10, 2024, the Company fully issued the aggregate of 1,539,281 ordinary shares to these consultants at the price of US$0.757 per share.

The Company consummated the follow-on public offering of 3,600,000 ordinary shares at the price of US$0.351 per share for the total gross proceeds of US$1,263,600. The proceeds for this offering was received over September 23 to 25, 2024 and the ordinary shares were issued to the investors on October 11, 2024.

As of March 31, 2024 and September 30, 2024, the Company had a total of 10,425,290 and 11,964,571 ordinary shares issued and outstanding, respectively.

NOTE – 12 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Current tax	$-	$103,121	$13,221
Deferred tax	-	-	-

Income tax expense	$-	$103,121	$13,221

The effective tax rate in the six months presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, ROMA is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

F-18

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

RRA is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. RRA did not make any provisions for Hong Kong profits tax as there were no taxable profits derived from or earned in Hong Kong since inception.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the six months ended September 30, 2023 and 2024 are as follows:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Loss before income taxes	$(2,048,347)	$(11,842,896)	$(1,518,320)
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(337,977)	(1,954,078)	(250,523)
Items not subject to taxes	-	(4,501)	(577)
Items not deductible from tax	13,036	37,948	4,865
Valuation allowance	324,941	1,920,631	246,235

Income tax expense	$-	$-	$-

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2024 and September 30, 2024:

		September 30,
	March 31, 2024	2024	2024
	HKD	HKD	USD
	(Audited)
Deferred tax assets:
Net operating loss carry forwards	$1,163,749	$3,084,200	$395,410
Less: valuation allowance	(1,163,749)	(3,084,200)	(395,410)

	$-	$-	$-

As of September 30, 2024, Hong Kong operations incurred HKD18,692,125 (USD2,398,001) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regime. The valuation allowance is reviewed annually.

F-19

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore and the reconciliation of income tax rate to the effective income tax rate based on profit before income taxes for the six months ended September 30, 2023 and 2024 are as follows:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Profit before income taxes	$291,737	$606,596	$77,769
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	49,595	103,121	13,221
Items not subject to taxes	(49,595)	-	-

Income tax expense	$-	$103,121	$13,221

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

NOTE – 13 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these unaudited condensed consolidated financial statements are as follows:

Name of related party	Relationship with the Company
Claire Luk (“Ms. Luk”)	Director of the Company

F-20

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

		As of
		March, 31,	September 30,
		2024	2024	2024
Name of related party	Nature	HKD	HKD	USD
Ms. Luk	Due to director	$1,269,266	$-	$-

The amount due to director is secured, interest payable and repayable on demand and fully settled during the six months ended September 30, 2024.

NOTE – 14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended September 30, 2023 and 2024, there were no individual customer accounts contributing 10% or more of the Company’s revenues.

Most of the customers are located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2023 and 2024:

	Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD

Hong Kong	$4,479,661	$2,177,871	$279,214
Singapore	598,261	991,952	127,174

Total	$5,077,922	$3,169,823	$406,388

(a)	Major vendors

For the six months ended September 30, 2024, there were no individual vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at period-end date.

For the six months ended September 30, 2023, the vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at period-end date, is presented as follows:

	Six Months ended September 30, 2023		September 30, 2023
Vendor	Operating cost	Percentage of direct cost	Accounts payable
	HKD		HKD

Vendor A	$516,131	15%	$205,767

F-21

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

Most of the vendors are located in Hong Kong.

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and other receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately USD102,564) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, cash balance of HKD28,385,610 (USD3,639,181)   was maintained at financial institutions in Hong Kong, of which HKD27,531,021 of the cash balance was subject to credit risk. The Singapore Deposit Insurance Corporation pays compensation up to a limit of SGD100,000 (approximately USD77,817) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, cash balance of HKD30,648 (USD3,929) was maintained at financial institutions in Singapore, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2024 and September 30, 2024, there was one single customer whose account receivable balance is amounted to 10% of the total balance.

(c)	Interest rate risk

As of September 30 2024, the Company has promissory note receivables of HK$17.1 million with fixed annual interest rate at 5.25% the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Hong Kong and Singapore. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations. Further, the escalation tensions in the Middle East, including the continuing Russian – Ukraine conflict may impact the global economic situation, which indirectly may impact the Company’s operations.

F-22

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE – 15 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

The Company consummated the follow-on public offering of 3,600,000 ordinary shares at the price of US$0.351 per share for the total gross proceeds of US$1,263,600. The proceeds for this offering were received over the period from September 23, 2024 to September 25, 2024 and the ordinary shares were issued to the investors on October 11, 2024.

As of September 30, 2024, saved for above, the Company has no material commitments or contingencies.

NOTE – 16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2024, up through the date the Company issued the unaudited condensed consolidated financial statements.

The Company consummated the follow-on public offering of 3,600,000 ordinary shares at the price of US$0.351 per share for the total gross proceeds of US$1,263,600. The proceeds for this offering were received over the period from September 23, 2024 to September 25, 2024 and the ordinary shares were issued to the investors on October 11, 2024.

F-23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2024	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer